EXHIBIT 3.1

                                               AMENDMENT TO THE COMPANY'S BYLAWS

              AMENDMENT TO BYLAWS OF AMALGAMATED TECHNOLOGIES, INC.

Pursuant to the unanimous written consent of the Board of Directors of AMALGAMATED TECHNOLOGIES, INC. (the "Corporation") dated September 27, 2004, the Bylaws are hereby amended as follows:

SECTION 1 of ARTICLE III of the Corporation's Bylaws is amended by deleting it in its entirety and substituting the following text in its place:

"SECTION 1. NUMBER AND TERM. -- The number of directors initially shall be four
(4). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. Directors need not be stockholders."